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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                               SCHEDULE 14D-1/A
                              (AMENDMENT NO. 2)

          TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                SCHEDULE 13D/A
                               (AMENDMENT NO. 1)

                        SHELTER COMPONENTS CORPORATION
                      (NAME OF SUBJECT COMPANY [ISSUER])

                             SCC ACQUISITION CORP.
                         A WHOLLY-OWNED SUBSIDIARY OF

                                  KEVCO, INC.
                                   (BIDDERS)

                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   822835104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                   COPY TO:
          JERRY E. KIMMEL                          RICHARD TUCKER
      CHAIRMAN OF THE BOARD,                    JACKSON WALKER L.L.P.
   PRESIDENT AND CHIEF EXECUTIVE             777 MAIN STREET, SUITE 1800
              OFFICER                          FORT WORTH, TEXAS 76102
            KEVCO, INC.                            (817) 334-7200
        UNIVERSITY CENTRE I
  1300 S. UNIVERSITY DRIVE, SUITE
                200
      FORT WORTH, TEXAS 76107
          (817) 332-2758
 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
               NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE

        Transaction valuation*                  Amount of filing fee
            $142,458,242.50                          $28,491.65

* For the purpose of calculating the fee only, this amount assumes the purchase of 8,140,471 shares of Common Stock of Shelter Components Corporation at $17.50 per share. Such number of shares includes all outstanding shares as of October 24, 1997, and assumes the exercise of all stock options to purchase shares of Common Stock issued by Shelter Components Corporation which were outstanding as of October 24, 1997.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $28,491.65         Filing Party: Kevco, Inc.
Form or Registration No. Schedule 14D-1     Date Filed:   October 28, 1997

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   CUSIP NO. 822835 10 4             14D-1               Page 1 of 3 Pages


             NAMES OF REPORTING PERSONS
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             KEVCO, INC.  75-2666013
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                          (a) [X]
                                                                 (b) [_]
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             BK
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f).                          [_]
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
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      7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,424,110
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      8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
             SHARES                                                  [_]
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      9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             95.5
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     10      TYPE OF REPORTING PERSON
             CO



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   CUSIP NO. 822835 10 4             14D-1               Page 2 of 3 Pages


             NAMES OF REPORTING PERSONS
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             JERRY E. KIMMEL  ###-##-####
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                          (a) [X]
                                                                 (b) [_]
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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS
             BK
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f).                          [_]
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
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      7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
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      8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
             SHARES                                                  [_]
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      9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             0
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     10      TYPE OF REPORTING PERSON
             IN


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   CUSIP NO. 822835 10 4             14D-1               Page 3 of 3 Pages


             NAMES OF REPORTING PERSONS
      1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             ELLIS L. MCKINLEY, JR.  ###-##-####
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             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                          (a) [X]
                                                                 (b) [_]
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      3      SEC USE ONLY

--------------------------------------------------------------------------
      4      SOURCE OF FUNDS
             BK
--------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f).                          [_]
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             TEXAS
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      7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0
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      8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
             SHARES                                                  [_]
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      9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
             0
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     10      TYPE OF REPORTING PERSON
             IN


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  This Amendment No. 2 to the Schedule 14D-1 relates to a tender offer by SCC
Acquisition Corp., an Indiana corporation (the "Offeror") and wholly-owned subsidiary of Kevco, Inc., a Texas corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Shelter Components Corporation, an Indiana corporation (the "Company"), at a purchase price of $17.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 28, 1997, as amended by Amendment No. 1 dated November 21, 1997. The purpose of this Amendment No. 2 is to amend and supplement Items 6, 10 and 11 of the Schedule 14D-1, as described below. Pursuant to instruction F of Schedule 14D-1, this statement is submitted in satisfaction of the reporting obligation of the Offeror under Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  At 12:00 midnight, New York City time, on Monday, December 1, 1997, the Offer expired. Based on information provided by the Depositary, 7,424,110 Shares (or approximately 95.5% of the Shares outstanding) were validly tendered and not withdrawn pursuant to the Offer. The Offerer has accepted for payment all such Shares at the purchase price of $17.50 per Share, net to the seller in cash without interest.

  Pursuant to the Agreement and Plan of Merger dated as of October 21, 1997, by and among Parent, the Offeror and the Company, Parent intends to effect a merger of the Offeror with and into the Company pursuant to Section 23-1-40-4 of the Indiana Business Corporation Law as soon as possible. Upon the consummation of the merger, each outstanding Share will be converted into the right to receive $17.50, net to the seller in cash without interest.

ITEM 10. ADDITIONAL INFORMATION.

  (f) Reference is made to the Press Release issued by Parent on December 2, 1997, a copy of which is filed as exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(11) Press Release issued by Parent on December 2, 1997.

  (b)(2) First Amendment to Amended and Restated Credit Agreement dated as of November 25, 1997 between Kevco Delaware, Inc., certain lenders and NationsBank of Texas, N.A.

  (b)(3) Second Amended and Restated Credit Agreement dated December 1, 1997 between Kevco, Inc., certain lenders and NationsBank of Texas, N.A.(1)

  (b)(4) Revolving Credit Note dated December 1, 1997 between Kevco, Inc. and NationsBank of Texas, N.A. in the original principal amount of $11,666,666.66.

  (b)(5) Revolving Credit Note dated December 1, 1997 between Kevco, Inc. and National City Bank of Kentucky in the original principal amount of $8,166,666.67.

  (b)(6) Revolving Credit Note dated December 1, 1997 between Kevco, Inc. and Guaranty Federal Bank, F.S.B. in the original principal amount of $7,000,000.00.

  (b)(7) Revolving Credit Note dated December 1, 1997 between Kevco, Inc. and The Sumitomo Bank, Limited in the original principal amount of $8,166,666.67.

  (b)(8) Facility A Term Loan Note dated December 1, 1997 between Kevco, Inc. and NationsBank of Texas, N.A. in the original principal amount of $13,333,333.34.

  (b)(9) Facility A Term Loan Note dated December 1, 1997 between Kevco, Inc. and National City Bank Kentucky in the original principal amount of $9,333,333.33.

  (b)(10) Facility A Term Loan Note dated December 1, 1997 between Kevco, Inc. and Guaranty Federal Bank, F.S.B. in the original principal amount of $8,000,000.00.

  (b)(11) Facility A Term Loan Note dated December 1, 1997 between Kevco, Inc. and The Sumitomo Bank, Limited in the original principal amount of $9,333,333.33.

  (b)(12) Facility B Term Loan Note dated December 1, 1997 between Kevco, Inc. and NationsBank of Texas, N.A. in the original principal amount of $50,000,000.00.

  (b)(13) Security Agreement dated December 1, 1997 between Kevco, Inc., and NationsBank of Texas, N.A. as Administrative Agent.

--------------------
(1) Schedules and similar attachments to this exhibit have not been filed herewith, but the nature of their contents is described in the body of this exhibit. The Parent agrees to furnish a copy of any such omitted schedules and attachments to the Securities and Exchange Commission upon request.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Kevco, Inc.

                                             /s/ Ellis L. McKinley, Jr.
                                          By: _________________________________
                                            Ellis L. McKinley, Jr.,
                                            Vice President and Chief Financial
                                            Officer

                                          SCC Acquisition Corp.

                                             /s/ Ellis L. McKinley, Jr.
                                          By: _________________________________
                                            Ellis L. McKinley, Jr.,
                                            Vice President and Treasurer

                                             /s/ Jerry E. Kimmel
                                             __________________________________
                                            Jerry E. Kimmel

                                             /s/ Ellis L. McKinley, Jr.
                                             __________________________________
                                            Ellis L. McKinley, Jr.

Dated: December 12, 1997

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